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May 18, 2005

Filed by Modine Manufacturing Company
Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Modine Manufacturing Company
Commission File No. 1-1373

On May 18, 2005 Transpro, Inc. ("Transpro") sent the following communication to its associates. On May 19, 2005 it was also provided to Modine who sent it to certain of its employees:

[Transpro Logo]

May 18, 2005

TO:  All Transpro Associates

FROM:  Charley Johnson

SUBJECT: Merger Update

We took a significant step toward completing our merger with Modine Aftermarket by filing the initial S-4 document with the Securities and Exchange Commission (SEC) on May 2, 2005. The S-4 filing is required because Transpro's shareholders need to vote on the merger and Transpro is issuing stock to Modine's shareholders in the transaction. The SEC’s timeframe for review of the document and completion of this process cannot be determined with certainty, but we presently expect to close the merger late in the second quarter or early in the third quarter of calendar 2005, subject to customary conditions.

There has been a great deal of planning for Day 1 activities (the day Modine and Transpro merge) and beyond. These activities include Information Technology conversions, product and facility reviews, Associate and customer communications-- to mention just a few. This planning process is important to our Associates and customers as the closing is expected to occur in the middle of our summer season, so we need to make this transition as seamless as possible for everyone.

It is clear from the planning process that our new company will offer many advantages for our customers. We will have more product lines to offer, from a wider variety of cores for industrial applications, to complete radiators for our Heavy Duty Aftermarket customers. The way we fulfill customer orders is now being enhanced by a state of the art distribution facility in Southaven, MS managed by UPS. This cost efficient operation will provide better order fill rates for our customers and better replenishment for our branches.

Transpro is close to legally finalizing the new corporate name and tag line. This process has been very complex since it involved not only approval in the USA but in Europe and Mexico as well. The name will be released by incorporating it into the final S-4.

Modine and Transpro management teams are continuing to finalize the organization, especially at the field sales and operations level. The final organization will be announced close to the time that the merger occurs.

It is important to note that the strengths of our new combined company, coupled with the fact this has been another soft selling season so far, may be forcing our competitors to use unprofessional tactics to attack us on a local level. This is to be expected and we will redouble our efforts, as we always have, to insure our customers understand our position by our actions as well as our continued friendship. Remember that we often say, “We will be successful together”, and that includes our customers!

Finally, continue doing business as you always have. We are approaching our peak selling months. Continue to promote, create customer contacts, and be wise in your actions. Remember that you are the representative of our company and it is always appropriate to act in our mutual best interests. There is not value for you or the company by engaging in “conjecture” or attempting to be “all knowing” regarding the progress of the merger. Differentiate yourself with the best customer and delivery service our customers can possibly get. Make that extra effort to solve the customer’s problem allowing them to make more money. When a customer makes money dealing with our company they will return again and again. Let’s be strong contributors now, and we will insure an even stronger future for our new combined company.

Charley Johnson